SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                                GTE SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits, with fund information of the GTE Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 22, 1998

                                                      GTE SAVINGS PLAN
                         STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                     DECEMBER 31, 1997
                                                   (thousands of dollars)

                                             Investments     Employee     Employer     Total                         Net
                                           in Master Trust  Receivables  Receivable    Assets     Notes Payable     Assets

FIDELITY FUNDS:

Equity-Income Fund                            $  339,168      $  698     $     -     $  339,866       $    -     $  339,866
Overseas Fund                                     94,909         297           -         95,206            -         95,206
U.S. Equity Index Collective Trust Fund          272,161         558           -        272,719            -        272,719
Retirement Government Money Market Portfolio     103,967         303           -        104,270            -        104,270
Magellan Fund                                    418,962       1,037           -        419,999            -        419,999
Conservative Strategy Portfolio                  327,618         264           -        327,882            -        327,882
Conservative Growth Strategy Portfolio           223,847         341           -        224,188            -        224,188
Moderate Growth Strategy Portfolio               359,338         709           -        360,047            -        360,047
Long-Term Growth Strategy Portfolio              287,051         770           -        287,821            -        287,821
Aggressive Growth Strategy Portfolio              48,847         335           -         49,182            -         49,182

OTHER FUNDS:

MAS Fixed Income Portfolio                         9,930          23           -          9,953            -          9,953
Morgan Stanley Inst. Equity Growth Portfolio      47,814         175           -         47,989            -         47,989
Templeton Inst. Foreign Equity Fund               26,043          91           -         26,134            -         26,134
Templeton Inst. Emerging Markets Fund             10,279          65           -         10,344            -         10,344
Warburg Pincus Emerging Growth Fund               23,319         106           -         23,425            -         23,425
GTE Stock Portfolio                            1,106,070         774      13,849      1,120,693            -      1,120,693
PAYSOP Fund (Note 6)                             276,655           -           -        276,655            -        276,655
Loan Fund                                        124,665           -           -        124,665            -        124,665
ESOP Shares Fund Allocated (Note 4)              373,446           -           -        373,446            -        373,446
ESOP Shares Fund Unallocated (Note 4)            761,520           -           -        761,520      554,694        206,826

    Total                                     $5,235,609      $6,546     $13,849     $5,256,004     $554,694     $4,701,310



                               The accompanying notes are an integral part of this financial statement.

                                                      GTE SAVINGS PLAN
                         STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                     DECEMBER 31, 1996
                                                   (thousands of dollars)

                                             Investments     Employee      Employer      Total                        Net
                                           in Master Trust  Receivables   Receivable     Assets    Notes Payable     Assets

FIDELITY FUNDS:

Equity-Income Fund                            $  256,225     $  480       $   -       $  256,705     $    -       $  256,705
Overseas Fund                                    106,632        282           -          106,914          -          106,914
U.S. Equity Index Collective Trust Fund          180,480        311           -          180,791          -          180,791
Retirement Government Money Market Portfolio      90,417        262           -           90,679          -           90,679
Magellan Fund                                    367,482        879           -          368,361          -          368,361
Conservative Strategy Portfolio                  352,452        247           -          352,699          -          352,699
Conservative Growth Strategy Portfolio           214,318        297           -          214,615          -          214,615
Moderate Growth Strategy Portfolio               317,747        594           -          318,341          -          318,341
Long-Term Growth Strategy Portfolio              256,535        623           -          257,158          -          257,158

OTHER FUNDS:

GTE Stock Portfolio                            1,067,080        683        13,660      1,081,423          -        1,081,423
PAYSOP Fund (Note 6)                             273,103        -             -          273,103          -          273,103
Loan Fund                                        116,708        -             -          116,708          -          116,708
ESOP Shares Fund Allocated (Note 4)              288,215        -             -          288,215          -          288,215
ESOP Shares Fund Unallocated (Note 4)            741,506        -             -          741,506      593,018        148,488

    Total                                     $4,628,900     $4,658       $13,660     $4,647,218     $593,018     $4,054,200








                               The accompanying notes are an integral part of this financial statement.
                                                      GTE SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)
                                                                         Fidelity Funds
                                                                         U.S. Equity      Retirement
                                                Equity-                     Index         Government
                                                Income     Overseas       Collective     Money Market     Magellan
                                                 Fund        Fund        Trust Fund       Portfolio         Fund

Interest and Dividends                         $ 18,527     $ 4,697       $      -         $  4,804       $ 26,858

Net Investment Gain (Loss) (Note 2)              58,498       5,363         63,228                -         60,963

Contributions (Note 3):
  Employee                                       17,714       8,456         13,230            8,018         26,355
  Employer                                            -           -              -                -              -

Transfers From (To) Other Plans (Note 6)          2,943       1,313          4,500            2,635          4,670

Net Transfers Between Funds                      14,306     (22,765)        29,083           17,241        (34,300)

Participant Loans:
  Repayments                                      3,962       2,109          2,583            3,007          6,637
  Withdrawals                                    (3,938)     (1,928)        (2,888)          (3,003)        (7,252)

Interest Expense                                      -           -              -                -              -

Withdrawals and Terminations                    (28,851)     (8,953)       (17,808)         (19,111)       (32,293)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    83,161     (11,708)        91,928           13,591         51,638

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                 256,705     106,914       _180,791           90,679        368,361

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $339,866     $95,206       $272,719         $104,270       $419,999

                                   The accompanying notes are an integral part of this financial statement.
                                                      GTE SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)

                                                                            Fidelity Funds
                                                                Conservative    Moderate     Long-Term     Aggressive
                                                Conservative       Growth        Growth        Growth        Growth
                                                  Strategy        Strategy      Strategy      Strategy      Strategy
                                                 Portfolio       Portfolio     Portfolio      Portfolio     Portfolio

Interest and Dividends                           $      -         $      -       $      -     $      -     $      -

Net Investment Gain (Loss) (Note 2)                21,679           25,676         55,854       45,046        4,994

Contributions (Note 3):
  Employee                                          7,536            9,428         19,174       20,179        5,948
  Employer                                              -                -              -            -            -

Transfers From (To) Other Plans (Note 6)            3,840            1,595          2,312        3,313        1,143

Net Transfers Between Funds                       (16,136)          (1,879)        (8,619)     (18,101)      38,327

Participant Loans:
  Repayments                                        2,262            2,314          4,377        4,037          910
  Withdrawals                                      (3,029)          (2,594)        (4,656)      (4,139)        (756)

Interest Expense                                        -                -              -            -            -

Withdrawals and Terminations                      (40,969)         (24,967)       (26,736)     (19,672)      (1,384)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR     (24,817)           9,573         41,706       30,663       49,182

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                   352,699          214,615        318,341      257,158            -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                        $327,882         $224,188       $360,047     $287,821      $49,182

                                           The accompanying notes are an integral part of this financial statement.
                                                      GTE SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)

                                                                                Other Funds
                                                                Morgan Stanley     Templeton       Templeton       Warburg
                                                 MAS Fixed      Inst. Equity     Inst. Foreign   Inst. Emerging     Pincus
                                                  Income           Growth           Equity          Markets        Emerging
                                                 Portfolio        Portfolio          Fund            Fund        Growth Fund

Interest and Dividends                            $   577          $  6,175       $  1,168          $   597        $ 1,374

Net Investment Gain (Loss) (Note 2)                   (60)            2,334            529           (3,035)           911

Contributions (Note 3):
  Employee                                            351             3,544          1,919            1,443          1,704
  Employer                                              -                 -              -                -              -

Transfers From (To) Other Plans (Note 6)              100               650            128              198            248

Net Transfers Between Funds                         9,325            36,778         23,356           11,941         19,946

Participant Loans:
  Repayments                                           97               629            319              280            251
  Withdrawals                                         (71)             (503)          (299)            (240)          (209)

Interest Expense                                        -                 -              -                -              -

Withdrawals and Terminations                         (366)           (1,618)          (986)            (840)          (800)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR       9,953            47,989         26,134           10,344         23,425

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                         -                 -              -                -              -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                          $9,953           $47,989        $26,134          $10,344        $23,425

                                           The accompanying notes are an integral part of this financial statement.
                                                      GTE SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   (thousands of dollars)
                                                                         Other Funds
                                                 GTE                               ESOP Shares     ESOP Shares
                                                Stock        PAYSOP        Loan        Fund           Fund
                                              Portfolio       Fund         Fund      Allocated     Unallocated     Total

Interest and Dividends                        $   36,187    $  6,698     $  8,891    $  13,840       $ 28,991   $  159,384

Net Investment Gain (Loss)(Note 2)               150,156      35,427            -       65,288         80,508      673,359

Contributions (Note 3):
  Employee                                        20,575           -            -            -              -      165,574
  Employer                                        13,883           -            -            -         46,741       60,624

Transfers From (To) Other Plans (Note 6)          23,260      (1,963)       3,499       (1,382)             -       53,002

Net Transfers Between Funds                      (95,175)       (653)           -       37,738        (40,413)           -

Participant Loans:
  Repayments                                      22,971           -      (56,745)           -              -            -
  Withdrawals                                    (22,835)          -       58,340            -              -            -

Interest Expense                                       -           -            -            -        (57,489)     (57,489)

Withdrawals and Terminations                    (109,752)    (35,957)      (6,028)     (30,253)             -     (407,344)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR     39,270       3,552        7,957       85,231         58,338      647,110

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                1,081,423     273,103      116,708      288,215        148,488    4,054,200

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                     $1,120,693    $276,655     $124,665     $373,446       $206,826   $4,701,310


                                    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan:

Eligibility

     The GTE Corporation ("GTE") GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     Eligible employee generally means an employee of GTE or a Participating Affiliate, but does not include any of the following:

           a. an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent;

           b. an individual paid by the hour unless GTE or a Participating Affiliate has agreed to become a co-sponsor under the Plan for such employees;

           c. an active participant in any other tax-qualified retirement plan of GTE or a Participating Affiliate that includes a cash or deferred arrangement qualified under Code section 401(k);

           d. a nonresident alien with no United States source income from GTE;

           e. a "leased employee" within the meaning of the Internal Revenue Code Section 414(n);

           f. an individual who is not paid directly by GTE or a Participating Affiliate; and

           g. an individual whose employment contract excludes participation in the Plan.

     To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

    Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or Participating Affiliate. For participants with less than five years of
                              GTE SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

    Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

            a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

            b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.

            c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard
            & Poor's 500 Composite Stock Price Index.

            d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

            e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

            f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

            g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

            h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


            i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities
(50%) and international equities (25%).  The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

            j. Fidelity Aggressive Growth Strategy - invests 70% of its assets in equities of United States companies with capitalizations ranging from large to small. The remaining 30% is invested in companies in both developed and emerging markets.

            k. MAS Fixed Income Portfolio - invests in a variety of bonds including United States government or agency securities, corporate bonds, international bonds and mortgage securities.

            l. Morgan Stanley Institutional Equity Growth Portfolio - invests at least 65% of its assets in equity securities, including common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks. Up to 25% of the funds assets may be invested in foreign securities.

            m.  Templeton Institutional Foreign Equity Fund - invests
      at least 65% of its assets in equity securities, which include
common and preferred stock, securities convertible into common          and
preferred stock and warrants or rights to subscribe to or         purchase
such securities. Up to 35% may be invested in debt          securities.

            n. Templeton Institutional Emerging Markets Fund - invests at least 65% of its assets in emerging market equity securities.
The fund considers countries having emerging markets to be all countries that are generally considered to be developing or
emerging countries by the international financial community. Up         to
35% of the funds assets may be invested in debt securities.

            o. Warburg Pincus Emerging Growth Fund - invests at least 65% of its assets in common stocks or warrants of emerging growth companies. Emerging growth companies are small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

            p. GTE Stock Portfolio - invests principally in GTE common stock but may also invest a portion in short-term money market instruments.

            q. PAYSOP Fund - comprised of GTE common stock and a small amount of cash. The only participant directed funds are those
which were contributed by participants between the years 1979           and
1982. All other contributions were made by GTE. Participants cannot borrow from this fund; however, its balance is used to determine a maximum loan amount available to participants.
                               GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


      The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Loans

      A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

      Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Hourly Savings Plan ("Hourly Plan") owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1997 and 1996, the Plan owned approximately 78% of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 7).

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's (the "ESOP") notes payable (see Note 4). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.
                                    GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS (continued)

      Effective January 1, 1997, participants may elect to have dividends on GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 prior investment choices. The investment choices added are as follows: The Fidelity Aggressive Growth Strategy, MAS Fixed Income Portfolio, Morgan Stanley Institutional Equity Growth Portfolio, Templeton Institutional Foreign Equity Fund, Templeton Institutional Emerging Market Fund, and Warburg Pincus Emerging Growth Fund.

(2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to the current year presentation.

      Investments are generally stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1997, the GTE Stock Portfolio had an unrealized gain of $168.0 million and a realized loss of $17.9 million. For the same period, the combined ESOP shares fund had an unrealized gain of $139.0 million and a realized gain of $6.8 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock equivalent in value to 75% of the initial 6% of the participants' contributions not withdrawn during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 1997 Plan year was limited to $9,500. The total amount of Elective contributions, After-Tax contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1997 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $160,000.

      GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1997 Plan year, total company matching contributions of 1,461,814 shares of GTE common stock were made with a market value at date of contribution of $78.9 million. These contributions included an allocation of ESOP shares of 1,205,207 with a market value of $65.0 million
                              GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)

and accrued contributions of GTE common stock of 256,607 shares with a market value of $13.9 million.

(4)   Employee Stock Ownership Plan:

      An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a substantial portion of the estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts in the form of company matching contributions.

      GTE received a ruling from the Internal Revenue Service in 1996 permitting a tax deduction for dividends on certain GTE common stock in the PAYSOP fund that are used to pay the Plan's ESOP debt. The deduction is limited to reinvested dividends on GTE common stock in its PAYSOP fund credited to participants' accounts prior to August 5, 1989.

      Debt service payments for 1997 totaled $96 million. This requirement was funded from $43 million of dividends accumulated on the GTE stock held by the ESOP, $6 million of PAYSOP fund dividends and by $47 million of cash contributions. At December 31, 1997, 13.3 million shares of GTE common stock in the ESOP Shares Fund were held as collateral for the ESOP loans.

      The borrowings of the ESOP are as follows:

                   Interest     Maturity
                     Rates       Dates             1997         1996
                                                 (thousands of dollars)

    Series A        9.48%       1999             $ 46,194      $ 84,518
    Series B        9.73%       1999-2005         508,500       508,500
                                                 $554,694      $593,018

Maturities of the outstanding loans are as follows:

                 Maturity                             1997
                   Date                              Amount
                                             (thousands of dollars)

                   1998                             $    -
                   1999                               46,194
                   2000                               55,231
                   2001                               65,316
                   2002                               76,596
                Thereafter                           311,357
                  Total                             $554,694

                            GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)

      The Plan has pledged the unallocated shares in the ESOP Shares Fund as collateral for the ESOP borrowings. GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

(5)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management has received a determination letter from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k) and 501 of the Code.

(6)   Transfers from (to) Other Plans:

      In 1997, transfers into the Plan consist primarily of assets of participants in the Hourly Plan who became eligible to participate in the Plan.

      Effective November 15, 1996, a portion of the GTE Consolidated Employee Stock Ownership Plan (the "PAYSOP") was merged into the Plan. Accordingly, approximately 6 million shares of GTE common stock with an approximate market value of $272 million and a small amount of cash was transferred into the Plan. All participants in the PAYSOP are fully vested. The only participant directed funds are those which were contributed by participants between 1979 and 1982. All other contributions, in the form of GTE common shares, were made by GTE. Participants may elect to reinvest dividends or receive them in cash. Participants cannot borrow from this account; however, the balance is used to determine a maximum loan amount available to participants.

(7)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation). Effective June 30, 1997 AGCS elected to terminate its limited participation in the Master Trust. Accordingly its net assets were transferred to the AGCS Master Trust.

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative pool consisting of 71 investment contracts held with 25 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company ("Mutual Benefit") discussed below were rated AA- or better by Standard & Poor's as of December 31, 1997 and 1996. The contracts are included in the financial statements at contract value, approximately $603 million, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are


                              GTE SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS (continued)

normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

      The investment contracts had average yields of 6.8% and 7.0% at December 31, 1997 and 1996, respectively. The crediting interest rate for the investment contracts, excluding Mutual Benefit, had a range from 5.56% to 7.45% and 5.28% to 8.56% at December 31, 1997 and 1996 respectively. The investment contracts have scheduled maturities from January 6, 1998 to March 5, 2002.

      At December 31, 1997, the income pool had an investment contract with Mutual Benefit which represented approximately 5% of the conservative pool's investments and approximately 1% of the Master Trust investments. At December 31, 1997, this investment is carried at contract value of $40.7 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1997 the contract was credited with interest at 6.35% for the period from January 1, 1997 to June 30, 1997; and at 9.75% for the period from July 1, 1997 to December 31, 1997. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is no reserve held for resolution of the rehabilitation.

      The following schedules reflect the Master Trust net investments by fund as of December 31, 1997 and 1996 and investment income for the year ended December 31, 1997:


                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                       December 31,
Investments in Master Trust:                      1997             1996
                                                  (thousands of dollars)
Fidelity funds:

Equity - Income Fund                                     $  405,308     $
303,235

Overseas Fund                                            113,064
125,478

U.S. Equity Index Collective Trust Fund                  358,229
241,454

Retirement Government Money Market Portfolio             157,201
137,236

Magellan Fund                                            521,831
454,381

Conservative Strategy Portfolio                          427,254
481,725

Conservative Growth Strategy Portfolio                   260,408
257,709

Moderate Growth Strategy Portfolio                       417,013
379,793

Long-Term Growth Strategy Portfolio                      333,442
312,522

Aggressive Growth Strategy Portfolio                     58,325         -


Other funds:

MAS Fixed Income Portfolio                               11,355         -

Morgan Stanley Inst. Equity Growth Portfolio             58,832         -

Templeton Inst. Foreign Equity Fund                      29,604         -

Templeton Inst. Emerging Markets Fund                    12,377         -

Warburg Pincus Emerging Growth Fund                      26,805         -

GTE Stock Portfolio                                      1,659,221
1,651,259

ESOP Shares Fund Allocated                               373,446
288,215

ESOP Shares Fund Unallocated                             761,520
741,506

PAYSOP Fund                                              557,894
539,904

Loan Fund                                                   197,161
183,536

    Total                                                $6,740,290
$6,097,953
                                GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (Continued)


                                             Year Ended December 31, 1997
                                             Dividends      Net Investment
                                             & Interest       Gain (Loss)
Investment Income in Master Trust:               (thousands of dollars)

Fidelity funds:

Equity - Income Fund                                     $   22,112     $
69,651

Overseas Fund                                            5,583
6,352

U.S. Equity Index Collective Trust Fund                  -
83,950

Retirement Government Money Market Portfolio             7,347          -

Magellan Fund                                            33,433
75,792

Conservative Strategy Portfolio                          -
28,895

Conservative Growth Strategy Portfolio                   -
30,379

Moderate Growth Strategy Portfolio                       -
65,966

Long-Term Growth Strategy Portfolio                      -
54,231

Aggressive Growth Strategy Portfolio                     -
5,850



Other funds:

MAS Fixed Income Portfolio                               663            (68)

Morgan Stanley Inst. Equity Growth Portfolio             7,590
2,886

Templeton Inst. Foreign Equity Fund                      1,327          603

Templeton Inst. Emerging Markets Fund                    715
(3,674)

Warburg Pincus Emerging Growth Fund                      1,581          994

GTE Stock Portfolio                                      57,233
221,627

ESOP Shares Fund Allocated                         13,840         65,288

ESOP Shares Fund Unallocated                       28,991         80,508

PAYSOP Fund                                              13,755
68,447

Loan Fund                                                  14,066
-

Total                                                    $208,236
$857,677



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        GTE SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1998                  By         Paul R. Shuell
                                                  (Paul R. Shuell)
                                            Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statement on Form S-8
(File No. 33-20178).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut,
June 26, 1998